June 26, 2025

Cynthia Lo Bessette
President
Fidelity Ethereum Fund
245 Summer Street V13E
Boston, MA 02210

       Re: Fidelity Ethereum Fund
           Post-Effective Amendment No. 1 to
           Registration Statement on Form S-1
           Response dated June 18, 2025
           File No. 333-278249
Dear Cynthia Lo Bessette:

     We have reviewed your June 18, 2025 response letter and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2025 letter.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your response to prior comment 1. Please revise your registration statement to disclose the identities of your current Authorized Participants and Ether
       Trading Counterparties.
 June 26, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or David Gessert at 202-551-2326 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Morrison C. Warren, Esq.